SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Summit Financial Services Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86606J 10 5
(CUSIP Number)

August 25, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 86606J 10 5	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Vertigo Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,204,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,204,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 Based on 25,920,288 shares of common stock outstanding as of August 25, 2010, as disclosed in the Issuer’s Definitive Proxy Statement, dated September 1, 2010, on Schedule 14A (filed with the Securities and Exchange Commission on September 7, 2010).

CUSIP No. 86606J 10 5	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Vertigo Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,204,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,204,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

2 Based on 25,920,288 shares of common stock outstanding as of August 25, 2010, as disclosed in the Issuer’s Definitive Proxy Statement, dated September 1, 2010, on Schedule 14A (filed with the Securities and Exchange Commission on September 7, 2010).

CUSIP No. 86606J 10 5	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 70,900[3]
	6	SHARED VOTING POWER 1,304,800[4]
	7	SOLE DISPOSITIVE POWER 70,900[3]
	8	SHARED DISPOSITIVE POWER 1,304,800[4]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%[5]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3 Consists of shares held in custody by Mr. Weiner for his three minor children.
4 Consists of 100,700 shares held by Mr. Weiner’s wife (Lauren Weiner) and the 1,204,100 shares held by Vertigo Capital L.P.
5 Based on 25,920,288 shares of common stock outstanding as of August 25, 2010, as disclosed in the Issuer’s Definitive Proxy Statement, dated September 1, 2010, on Schedule 14A (filed with the Securities and Exchange Commission on September 7, 2010).

CUSIP No. 86606J 10 5	Page 5 of 10 Pages

Item 1(a).	Name of Issuer

The name of the issuer is Summit Financial Services Group, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Office

The Issuer’s principal executive offices are located at:

595 South Federal Highway
Suite 500
Boca Raton, Florida  33432

Item 2(a).	Name of Person Filing

This statement is filed by:

(i)           Vertigo Capital L.P., a Delaware limited partnership (“Vertigo”), with respect to the shares of common stock of the Issuer (“Common Shares”) directly owned by it;

(ii)           Vertigo Management LLC, a Delaware limited liability company (“Management”), with respect to the Common Shares directly owned by Vertigo; and

(iii)           David Weiner (“Mr. Weiner”), with respect to the Common Shares directly owned by Vertigo, by Mr. Weiner’s wife (Lauren Weiner) and by Mr. Weiner as custodian for his three minor children.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is:

560 Sylvan Avenue
Englewood Cliffs, New Jersey  07632

Item 2(c).	Citizenship

Vertigo is a limited partnership organized under the laws of the State of Delaware.  Management is a limited liability company organized under the laws of the State of Delaware.  Mr. Weiner is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Shares”).

CUSIP No. 86606J 10 5	Page 6 of 10 Pages

Item 2(e).	CUSIP Number

86606J 10 5.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

A.	Vertigo Capital L.P.
(a)	Amount beneficially owned: 1,204,100 Common Shares
(b)	Percent of class: 4.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,204,100
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,204,100

CUSIP No. 86606J 10 5	Page 7 of 10 Pages

B.	Vertigo Management LLC
(a)	Amount beneficially owned: 1,204,100 Common Shares
(b)	Percent of class: 4.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,204,100
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,204,100

C.	David Weiner
(a)	Amount beneficially owned: 1,375,700 Common Shares
(b)	Percent of class: 5.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 70,900
(ii)	Shared power to vote or to direct the vote: 1,304,800
(iii)	Sole power to dispose or to direct the disposition of: 70,900
(iv)	Shared power to dispose or to direct the disposition of: 1,304,800

The 70,900 Common Shares over which Mr. Weiner has sole power consist of shares held in custody by Mr. Weiner for his three minor children.  The 1,304,800 Common  Shares over which Mr. Weiner has shared power consist of 100,700 Common Shares held by Mr. Weiner’s wife (Lauren Weiner) and 1,204,100 Common Shares held by Vertigo.

The ownership percentages set forth above are based on there being 25,920,288 Common Shares outstanding as of August 25, 2010, as reported by the Issuer in its Definitive Proxy Statement, dated September 1, 2010, on Schedule 14A (filed with the Securities and Exchange Commission on September 7, 2010).

Management is the general partner of Vertigo.  Mr. Weiner is the sole member of Management.  Mr. Weiner and Management share investment and voting control over the Common Shares held by Vertigo.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Management, the general partner of Vertigo, has the power to direct the affairs of Vertigo, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Shares.  Mr. Weiner is the sole member of Management, and in that capacity directs its operations.

CUSIP No. 86606J 10 5	Page 8 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86606J 10 5	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2010

VERTIGO CAPITAL L.P.

By:	Vertigo Management LLC, as General Partner

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

VERTIGO MANAGEMENT LLC

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

/s/ David Weiner
David Weiner

CUSIP No. 86606J 10 5	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he or it knows or has reason to believe such information is inaccurate.

Dated:  September 16, 2010

VERTIGO CAPITAL L.P.

By:	Vertigo Management LLC, as General Partner

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

VERTIGO MANAGEMENT LLC

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

/s/ David Weiner
David Weiner